# City Holding Company Electronic EDGAR Proof

| | |
|---|---|
| **Job Number:** | **-NOT DEFINED-** |
| **Filer:** | **CITY HOLDING COMPANY** |
| **Form Type:** | **11-K** |
| **Reporting Period / Event Date:** | **12/31/06** |
| **Customer Service Representative:** | **-NOT DEFINED-** |
| **Revision Number:** | **-NOT DEFINED-** |

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


**FORM 11-K**


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from  _____ to _____.

Commission File Number 0-11733

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

**CITY HOLDING COMPANY**
**401(k) Plan and Trust**

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia  25313

City Holding Company
401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2006

**Required Information**

The City Holding Company 401(k) Plan and Trust (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Item 9(b) - Exhibits:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Gibbons & Kawash
Charleston, WV

June 25, 2007

1

City Holding Company
401(k) Plan and Trust

Statements of Net Assets Available for Benefits

| | December 31 | |
| | 2006 | 2005 |
| --- | --- | --- |
| **Assets** | | |
| Cash and cash equivalents | $ – | $ 31,700 |
| Investments at fair value: | | |
|    Mutual and commingled funds | 21,503,615 | 17,522,000 |
|    Common stock of City Holding Company | 15,233,482 | 15,496,931 |
|    Participant loans | 1,110,849 | 1,128,369 |
| Total assets | 37,847,946 | 34,179,000 |
| | | |
| Accrued expenses and other liabilities | – | 7,127 |
| Payable to participants | – | 3,151 |
| Net assets available for benefits | $ 37,847,946 | $ 34,168,722 |

*The accompanying notes are an integral part of these financial statements.*

City Holding Company
401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

| | |
|---|---:|
| **Additions** | |
| Investment income: | |
| Net appreciation in fair value of investments | $ 3,493,334 |
| Interest and dividends | 530,638 |
| | 4,023,972 |
| | |
| Contributions: | |
| Contributions from employer | 573,408 |
| Contributions from employees | 2,056,329 |
| | 2,629,737 |
| Total additions | 6,653,709 |
| | |
| **Deductions** | |
| Withdrawals and benefits paid directly to participants | 2,959,485 |
| Administrative expenses | 15,000 |
| Total payments and expenses | 2,974,485 |
| | |
| Net increase | 3,679,224 |
| | |
| Net assets available for benefits: | |
| Beginning of year | 34,168,722 |
| End of year | $ 37,847,946 |

*The accompanying notes are an integral part of these financial statements.*

**1. Significant Accounting Policies**

**Basis of Accounting**

The accounting records of the City Holding Company 401(k) Plan and Trust (the Plan) are maintained on the accrual basis of accounting.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

**Cash and Cash Equivalents**

Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost.

**Investments**

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock's quoted trade price. Investments in mutual and commingled funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 2006 and 2005. During 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the FSP). The FSP requires that certain investment contracts held by a defined-contribution plan, which were previously presented at contract value, are required to be reported at fair value. The adoption of this FSP did not have a material impact on the Plan's financial statements as the contract values of the investments in such investment contracts approximate fair value.

The participant loans are valued at their outstanding balances, which approximate fair value.

Each participant may designate the percentage of his or her contributions to be invested into any of the investment options, offered by the Plan.

**Risks and Uncertainties**

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

4

**2. Description of Plan**

The following description of the Plan provides general only information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

**General**

The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the Company) who are eligible for participation in the plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

**Contributions**

The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution as directed by the participant's investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.

**Participant Accounts**

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $578,000 and $21,000 in 2006 and 2005, respectively, of participant account balances rolled-over from previous employer plans. Participants may elect, on an annual basis, to have the dividends on their investment in Plan sponsor stock to be paid directly to the participant or reinvested in the participant's account in the Plan sponsor stock.

**Vesting**

Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

**2. Description of Plan (continued)**

**Participant Loans**

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. Principal and interest is paid ratably through semi-monthly payroll deductions.

**Payment of Benefits**

Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

**Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

**3. Federal Income Taxes**

The Plan has received a determination letter from the Internal Revenue Service dated May 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

**4. Related Party Transactions**

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan's assets.

**5. Investments**

During 2006, the Plan's investments (including investments purchased and sold as well as those held during the year) appreciated in fair value as determined by quoted market prices as follows:

|  | Net Realized and Unrealized Appreciation in Fair Value of Investments |
|---|---|
| Mutual and commingled funds | $ 2,620,815 |
| Common stock | 872,519 |
| Total | $ 3,493,334 |

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

|  |  | December 31 | |
|---|---|---|---|
|  |  | 2006 | 2005 |
| * | City Holding Company common stock | $ 15,233,482 | $ 15,496,931 |
|  | Federated Capital Preservation Fund | 8,918,923 | 6,821,143 |
|  | American Funds American Balanced Fund | 2,520,913 | 2,294,653 |
|  | Federated Capital Appreciation Fund | 1,932,324 | 1,515,925 |
| * | Party-in-interest | | |

7

City Holding Company
401(k) Plan and Trust

Plan: 002 EIN: 550619957

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

| (a) | (b)<br>Identity of Issue, Borrower,<br>Lessor, or Similar Party | (c)<br>Description of<br>Investment | | (e)<br>Current<br>Value |
|---|---|---|---|---|
| | Common stock: | | | |
| * | City Holding Company common stock | 372,548 | Shares | $ 15,233,482 |
| | | | | |
| | Investments in mutual or commingled funds: | | | |
| | Federated Capital Appreciation Fund | 78,903 | Units | 1,932,324 |
| | Federated Capital Preservation Fund | 891,892 | Units | 8,918,923 |
| | Federated Kaufmann Fund | 266,911 | Units | 1,510,717 |
| | Federated Short-Term Income Fund | 101,404 | Units | 850,781 |
| | Federated Max-Cap Index Fund | 31,835 | Units | 828,352 |
| | Federated Stock Trust Fund | 22,865 | Units | 730,294 |
| | Federated Total Return Bond Fund | 30,300 | Units | 319,362 |
| | American Funds American Balanced Fund | 132,680 | Units | 2,520,913 |
| | American Funds EuroPacific Growth Fund | 31,253 | Units | 1,436,991 |
| | American Funds Washington Mutual Investor Fund | 15,460 | Units | 537,544 |
| | American Funds AMCAP Fund | 17,847 | Units | 356,041 |
| | Alger Large Cap Growth Institutional Fund | 27,276 | Units | 375,039 |
| | Baron Small Cap Fund | 51,964 | Units | 1,186,334 |
| | | | | 21,503,615 |
| | | | | |
| | Participant loans | Interest at 5.00%-9.25%, maturing through | | |
| | | April 2018 | | 1,110,849 |
| | | | | |
| | Total | | | $ 37,847,946 |

Column (d), cost, has been omitted, as investments are participant-directed.

\*     Indicates a party-in-interest to the Plan.

8

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


**City Holding Company**
**401(k) Plan and Trust**

/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator


June 28, 2007

9

# Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 File No. 33-62738) pertaining to the City Holding Company 401(k) Plan and Trust of our report dated June 25, 2007, with respect to the financial statements and supplemental schedule of the City Holding Company 401(k) Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/s/ Gibbons & Kawash

Charleston, West Virginia
June 25, 2007